Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

12th May 2004

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Directors' Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Directors' share transactions in JMH. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of transaction	Date of transaction	No. of shares acquired	Price per share
Henry Keswick	Scrip Dividend	12/05/2004	+ 213,783	US$10.46
Simon Keswick	Scrip Dividend	12/05/2004	+ 152,068	US$10.46
E P K Weatherall	Scrip Dividend	12/05/2004	+ 674,379	US$10.46
C G R Leach	Scrip Dividend	12/05/2004	+ 21,307	US$10.46
Brian Keelan	Scrip Dividend	12/05/2004	+ 953	US$10.46
R C Kwok	Scrip Dividend	12/05/2004	+ 1,770	US$10.46
A J L Nightingale	Scrip Dividend	12/05/2004	+ 121	US$10.46

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

www.jardines.com
Incorporated in Bermuda with limited liability